Example Template : 77O



DEUTSCHE FLOATING RATE FUND

N-Sar June 1, 2015 - November 30 2015



Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price
of Shares	Total ($) Amt of Offering	 Amt of
shares Purch by Fund 	% of Offering Purchased by
Fund	% of Funds Total Assets	Brokers	Purchased
From
Tenet Healthcare Corp	88033GCK4	6/2/2015
	$900,000,000	$99.50	$900,000,000
	$1,990,000	0.22%		BCLY, CITI, DB,
GS, RBC, SUN	BCLY